Exhibit 1

TEEKAY CORPORATION ANNOUNCES $200 MILLION ADD-ON OFFERING OF 8.5% SENIOR UNSECURED NOTES DUE 2020

Hamilton, Bermuda, November 6, 2015 - Teekay Corporation (Teekay or the Company) (NYSE: TK) announced today that it intends to commence a private offering to eligible purchasers, subject to market conditions, of $200 million aggregate principal amount of the Company’s 8.5% Senior Notes due 2020 (the “Notes”). The Notes will be an additional issuance of the Company’s outstanding 8.5% Senior Notes due 2020, which were issued on January 27, 2010 (the “Original Notes”). The Notes will be issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement.

Teekay intends to use a portion of the net proceeds to repay a portion of indebtedness outstanding under its $500 million revolving credit facility and the balance to replenish cash reserves used to repay the outstanding principal balance of Teekay’s NOK Bonds that matured in October 2015.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Any offers of the notes will be made only by means of a private offering memorandum.

The notes will be offered and sold only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States pursuant to Regulation S under the Securities Act.

These securities will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States or to U.S persons except pursuant to an exemption from the registration requirements of the Securities Act and applicable state and foreign securities laws.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

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Teekay Corporation     Investor Relations     Tel: +1 604 844-6654     www.teekay.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda